

July 26, 2010

<u>Via U.S. Mail</u>

Mr. Marc Pintar
Interim Chief Executive Officer
PTS, Inc.
3355 Spring Mountain Road, Suite 66
Las Vegas, NV 89102

> **Re:** **PTS, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 19, 2010**
> **Item 4.01 Form 8-K/A**
> **Filed July 26, 2010**
> **File No. 0-25485**

Dear Mr. Pintar:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Mark Rakip
Staff Accountant